EXHIBIT 15.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Fanhua, Inc.

We consent to the incorporation by reference on Form 20-F of Fanhua, Inc. of our report dated April 25, 2019, with respect to the consolidated balance sheets of CNFinance Holdings Limited as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2018 annual report on Form 20-F of CNFinance Holdings Limited.

Our report dated April 25, 2019 contains an explanatory paragraph that states that CNFinance Holdings Limited completed a reorganization through which it became the parent company of Sincere Fame International Limited on March 27, 2018.

/s/ KPMG Huazhen LLP

Guangzhou, China

April 30, 2019